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18006003

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Advisors Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Jensen — (617) 664-4456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Christopher P. Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Advisors Funds Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition and Supplementary Information

December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Advisors Funds Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Advisors Funds Distributors, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 1992.
February 27, 2018

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	97,363,711
Receivable from affiliates		9,243,281
Distribution, marketing, shareholder servicing receivables		19,578,025
Other assets		858,723
Total assets	$	127,043,740
Liabilities and member's equity		
Liabilities:		
Payable to affiliates	$	24,218,010
Accrued tax liability		3,587,265
Accrued distribution, marketing and shareholder servicing expenses		8,872,902
Accrued expenses and other liabilities		187,417
Total liabilities		36,865,594
Member's equity		90,178,146
Total liabilities and member's equity	$	127,043,740

The accompanying notes are an integral part of the statement of financial condition.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Description of Business

The Company, a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Global Advisors, Inc. (SSGA Inc.). SSGA, Inc. is a wholly-owned subsidiary of the Parent). The Company was incorporated on April 21, 1999.

Reorganization

Prior to May 1, 2017, the Company was known as State Street Global Markets, LLC, and provided fund marketing and distribution services as well as certain other services in connection with such distribution services (SSGA Services) in support of the State Street Global Advisors division of the Parent, and brokerage services, among other services, (SSGM Services) in support of the State Street Global Markets division of the Parent.

Effective May 1, 2017, the Company was renamed State Street Global Advisors Funds Distributors, LLC and repurposed to become a limited purpose broker-dealer providing only the SSGA Services (such repurposing is hereinafter referred to as the "Reorganization"). In connection with the Reorganization, effective May 1, 2017,

(i) the Company transferred the SSGM Services to its subsidiary State Street Newco, LLC (Newco), including the existing assets and liabilities relating to the SSGM Services, as well as personnel, policies and procedures and other components of the SSGM Services

($458,255,885 of net assets transferred include a) $456,855,885 contributed to Newco on May 1, 2017 and $1,400,000 contributed at an earlier date, and b) $11,115,965 of cash equivalents with $9,855,796 contributed on May 1, 2017 and $1,260,169 contributed at an earlier date); and

(ii) Newco was renamed State Street Global Markets, LLC and became a direct subsidiary of State Street Corporation effective May 1, 2017 (Newco was formed on October 7, 2016, and became a U.S. Securities and Exchange Commission (SEC) registered broker-dealer on March 16, 2017); and

(iii) the Parent transferred its 100% ownership interest in the Company to SSGA Inc., a direct subsidiary of the Parent, resulting in a nominal change in ownership of the Company as the Parent is the ultimate owner and retains ultimate control of the Company.

1. Organization and Description of Business (continued)

Description of Business

The Company is a limited purpose broker-dealer registered with the SEC and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC) and National Securities Clearing Corporation (NSCC). The Company is authorized to engage in the following types of business: (i) mutual fund underwriter or sponsor and (ii) private placement securities. The Company supports the State Street Global Advisors fund marketing and distribution businesses by providing U.S. mutual fund and U.S. ETF distribution services and marketing of State Street Global Advisors-sponsored private funds. In connection with such distribution services, the Company also provides shareholder servicing to U.S. mutual funds.

2. Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are as follows:

Use of Estimates

The preparation of Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through February 27, 2018, the date the Statement of Financial Condition was issued.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market securities.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 9 to the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities transactions are recorded on a trade date basis.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the year or as of December 31, 2017.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent as part of an intercompany tax-sharing agreement.

As of December 31, 2017, the Company has identified no uncertain tax positions. If there were uncertain tax positions it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2012.

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Jobs Act (TCJA), reducing the corporate income tax rate from 35% to 21%, effective on January 1, 2018. The Company did not have any deferred tax balances as of December 31, 2017 that were required to be revalued, using the 21% rate. The Company has evaluated the provisions of the TCJA, and does not expect the TCJA to have a material impact on its Statement of Financial Condition.

4. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2017 there were no financial instruments classified in Level 1.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. An example of Level 2 financial instruments includes money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2017 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2017:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 77,972,691	$ –	$ 77,972,691
Total assets carried at fair value	**$ –**	**$ 77,972,691**	**$ –**	**$ 77,972,691**

There were no financial liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2017. There were no transfers of financial assets between levels during the period ended December 31, 2017.

4. Fair Value of Financial Instruments (continued)

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

5. Contingencies

During FINRA's examination of the Company in 2016, FINRA identified certain deficiencies relating to the Company's compliance with the electronic recordkeeping requirements of Rule 17a-4 under the Securities Exchange Act of 1934. Prior to the Reorganization, the Company accrued a $750,000 contingency related to this matter. In addition, in October 2016, the Company reported to FINRA and the SEC that it self-identified certain inaccuracies in its responses to Blue Sheet data submissions requests received from these regulators associated with SSGM Services. Blue Sheet data is submitted to regulatory agencies for use of analyzing trading activity. The Company accrued a $500,000 contingency related to this matter prior to the Reorganization. Under the contribution agreement between SSGM and the Company executed in connection with the Reorganization, SSGM assumed these liabilities and the corresponding financial responsibility for any monetary sanctions associated with these matters.

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties and the Company does not expect the outcome of any pending examinations to have a material impact the financial position, operations, or regulatory capital of the Company.

6. Concentration Risk

A significant portion of the Company's revenues is derived from payments received from World Gold Trust Services, LLC (WGTS) and SSGA Funds Management, Inc. (SSGA FM) for distribution and/or marketing services performed by the Company in respect of funds sponsored by each of WGTS and SSGA FM. These revenues could be adversely affected by any number of market events, such as price volatility, new entrants into the market space, or economic conditions. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions.

7. Risk Management

Liquidity Risk

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2017, total cash held was $19 million and money market instruments were $78 million which represents 77% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition. The Company also monitors its liquidity and bank accounts to ensure sufficient funding to comply with regulatory capital requirements.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. The minimum required net capital at December 31, 2017 was $2,457,706 under the aggregated indebtedness method.

At December 31, 2017, the Company's net capital was $56,067,111 which was $53,609,405 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

9. Related Party Transactions

The Company enters into transactions in the ordinary course of business with affiliated entities of the Parent, including State Street Global Advisors Trust Company (SSGA TC), State Street Bank and Trust (SSBT) and SSGA FM.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $19,391,020 which is held on deposit at SSBT, and cash equivalents of $77,972,691 which is invested in a money market mutual fund, managed by an affiliate, SSGA FM.

9. Related Party Transactions (continued)

Distribution, Marketing and Shareholder Servicing

The Company distributes and/or markets ETFs managed by SSGA FM. An agreement was entered into in April 2009, as amended in August 2017, whereby SSGA FM has agreed to pay the Company distribution and marketing expenses incurred by the Company in connection with its distribution and marketing activities relating to such ETFs. At December 31, 2017, \$9,243,281 was a receivable from SSGA FM and included in the receivable from affiliates in the Statement of Financial Condition.

The Company earns 12b-1 and/or shareholder servicing fees for services provided to certain classes of registered mutual funds managed by SSGA FM. At December 31, 2017, \$340,120 was a receivable from the mutual funds and included in the distribution, marketing and shareholder servicing receivable in the Statement of Financial Condition. Of the costs associated with 12b-1 and/or shareholder servicing during 2017, the Company incurred and owes SSBT and certain of its affiliates \$12,458,439. This amount was included in the payable to affiliates on the Statement of Financial Condition.

Capital Contribution

During 2017 the Company recognized a capital contribution from its parent SSGA Inc., of \$7,536,817. The amount pertains to certain 2017 reimbursements by SSGA FM (also a subsidiary of SSGA Inc.) of amounts incurred by the Company for marketing that were separately reimbursed to the Company by a third party. The recognition as a capital contribution was pursuant to a resolution of the Board of Directors of SSGA Inc. affirming that (i) there was no obligation of the Company to repay amounts associated with ETF marketing expenses paid by SSGA FM to the Company prior to July 31, 2017; and (ii) that effective January 1, 2017, SSGA FM will reimburse the Company for any and all ETF marketing costs that are not, and have not been, reimbursed by third parties.

Expense Allocation

The Parent and its affiliates pay all costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space and equipment to the Company pursuant to service agreements, as amended, between the Company and certain affiliates. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided.

At December 31, 2017, \$11,759,571 of the distribution and marketing costs was payable by the Company to an affiliate of the Parent, and included in payable to affiliates on the Statement of Financial Condition.

9. Related Party Transactions (continued)

Funding Arrangements

Prior to May 1, 2017, the Company had a $1 billion uncommitted, unsecured line of credit with the Parent. During the period from January 1, 2017 through April 30, 2017, the unsecured line was drawn down upon eight times with the largest drawdown amount of $479 million. The Company has no such line of credit as of December 31, 2017.

Supplementary Information

Schedule I

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2017

Member's equity	$	90,178,146
Deductions and/or charges:		
Non-allowable assets:		
Non-allowable receivables		28,821,306
Other assets / non-allowable cash		3,730,275
Net capital before haircuts on securities positions (tentative net capital)		57,626,565
Less: haircuts on securities		1,559,454
Net capital	$	56,067,111
Basic net capital requirement:		
Greater of:		
6-2/3% of aggregate indebtedness of $36,865,594, or minimum dollar ($25,000)		2,457,706
Net capital requirement		2,457,706
Excess net capital	$	53,609,405

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing as of December 31, 2017.

Schedule II

Statement Pursuant to SEC Rule 17a(5)
Computation for Determination of the Reserve Requirements under §240.15c3-3

December 31, 2017

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a reserve requirement computation.

Schedule III

Statement Pursuant to SEC Rule 17a(5)
Information Relating to the Possession or Control Requirements under §240.15c3-3

December 31, 2017

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a computation of possession or control of securities.